Exhibit 12.3

Ameren Illinois Company

(Formerly known as Central Illinois Public Service Company)

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2010	Year Ended December 31, 2009
Net income from continuing operations	$47,905	$28,897
Add- Taxes based on income	31,663	16,265

Net income before income taxes	79,568	45,162
Add- fixed charges:
Interest on short-term and long-term debt (a)	20,504	28,315
Estimated interest cost within rental expense	933	1,216
Amortization of net debt premium, discount, and expenses	567	881

Total fixed charges	22,004	30,412

Earnings available for fixed charges	101,572	75,574

Ratio of earnings to fixed charges	4.61	2.48

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,884	2,512
Adjustment to pretax basis	1,245	1,414

	3,129	3,926

Combined fixed charges and preferred stock dividend requirements	$25,133	$34,338

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.04	2.20

(a)	Includes interest expense related to uncertain tax positions